Issuer Free Writing Prospectus dated May 9, 2013

Filed Pursuant to Rule 433

Registration No. 333-187817

(Relating to Preliminary Prospectus Supplement dated May 7, 2013)

Tornier N.V.

We have filed with the Securities and Exchange Commission (the “SEC”) a registration statement and a preliminary prospectus supplement (together with the prospectus dated April 19, 2013, the “Preliminary Prospectus”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus (including the documents incorporated by reference therein) and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the Preliminary Prospectus may be obtained from J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, or by telephone at (866) 803-9204; or Merrill Lynch, Pierce, Fenner & Smith Incorporated, Attention: Prospectus Department, 222 Broadway, New York, New York 10038, or by e-mail at dg.prospectus_requests@baml.com. References herein to “we,” “us,” “our” and “Tornier” refer to Tornier N.V.

The following information supplements and updates the information contained in the Preliminary Prospectus:

Issuer	Tornier N.V. (NASDAQ: TRNX)

Ordinary shares offered by Tornier	4,500,000 ordinary shares (plus an additional 675,000 ordinary shares if the underwriters exercise their option to purchase additional shares in full)

Ordinary shares offered by selling shareholders	2,500,000 ordinary shares (plus an additional 375,000 ordinary shares if the underwriters exercise their option to purchase additional shares in full)

Public offering price	$16.15 per share.

Net proceeds to Tornier	$68.5 million (or $78.8 million if the underwriters exercise their option to purchase additional shares in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Pricing date	May 9, 2013.

Closing date	May 15, 2013.

Book-running managers	J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-managers	BMO Capital Markets Corp., Wells Fargo Securities, LLC, SG Americas Securities, LLC and William Blair & Company, L.L.C.

Underwriting (Conflict of Interest)	An affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated is an Administrative Agent, Swingline Lender, Issuing Bank and lender under our credit facility and affiliates of J.P. Morgan Securities LLC, BMO Capital Markets Corp., Wells Fargo Securities, LLC and SG Americas Securities, LLC are lenders under our credit facility. If we choose to repay a portion of the loans outstanding under our credit facility with the proceeds from this offering, these underwriters could receive more than 5% of the net proceeds of this offering, in which case they could be deemed to have a “conflict of interest” under Rule 5121 of the Financial Industry Regulatory Authority, Inc. (“Rule 5121”). Accordingly, this offering is being made in compliance with the requirements of Rule 5121. The appointment of a “qualified independent underwriter” is not required in connection with this offering as a “bona fide public market,” as defined in Rule 5121, exists for our ordinary shares. In accordance with Rule 5121, J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, BMO Capital Markets Corp., Wells Fargo Securities, LLC and SG Americas Securities, LLC will not confirm any sales to any account over which it exercises discretionary authority without the specific written approval of the transaction from the account holder.

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